Exhibit 99.1

ProQR Appoints Peter A. Beal, PhD, as Chief ADAR Scientist

LEIDEN, Netherlands & CAMBRIDGE, Mass., December 10, 2024 – ProQR Therapeutics NV. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced the appointment of Dr. Peter Beal, a professor of Chemistry at the University of California, Davis, as Chief ADAR Scientist. Dr. Beal, one of the top experts in ADAR and RNA biology and chemistry, has been a long-term collaborator of ProQR and a valued member of ProQR’s Scientific Advisory Board, where he has played an important role in shaping the Company’s ADAR-based RNA editing platform.

Dr. Beal’s decades of research at UC Davis have advanced the scientific community’s understanding of ADAR-mediated RNA-editing mechanisms and their therapeutic potential. As Chief ADAR Scientist, Dr. Beal will expand on his existing contributions to ProQR by driving the development and optimization of the Company’s ADAR editing platform, which aims to deliver life-changing treatments for patients with high unmet needs.

“Pete has made tremendous impact on ProQR through our long-standing scientific collaboration and his contributions as a member of our Scientific Advisory Board. We are thrilled to now have him join the team in an expanded capacity as Chief ADAR Scientist,” said Gerard Platenburg, Chief Scientific Officer of ProQR. “His deep expertise in ADAR biology and RNA chemistry, combined with his strategic insight, will be invaluable as we advance our pipeline of RNA-editing therapies.”

Dr. Beal expressed his enthusiasm for expanding his role at ProQR, stating, “I have been deeply impressed by the vision, commitment, and progress of the ProQR team in harnessing RNA editing to address some of the most challenging genetic diseases. Having served on the Scientific Advisory Board, I’ve seen firsthand the transformative potential of ProQR’s Axiomer RNA editing platform. I am excited to join the company in this new capacity at this pivotal time and to contribute to advancing RNA-editing science toward meaningful therapies for patients.”

In his new role, Dr. Beal will oversee the platform optimization and scientific developments on the design of editing oligonucleotides to further strengthen ProQR’s position as a leader in ADAR mediated RNA-editing innovation, drive preclinical development efforts, and expand the Company’s therapeutic pipeline.

Peter A. Beal, PhD, biography

Peter A. Beal is a Professor in the Department of Chemistry at the University of California at Davis and current Director of the NIH-funded UC Davis Chemical Biology Graduate Program. Research from the Beal laboratory has advanced understanding of the structures and mechanism of action for ADAR enzymes responsible for adenosine to inosine RNA editing in humans. Recently, this knowledge has been applied to the design of guiding oligonucleotides capable of directing ADARs to make edits that correct disease-causing mutations in the transcriptome. Targets include mutations in mRNAs associated with Rett syndrome, Alzheimer’s disease and Parkinson’s disease. Dr. Beal teaches organic chemistry at the undergraduate level and several classes in nucleic acids chemistry and chemical biology at the graduate level.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, express and implied statements regarding Dr. Beal’s expected responsibilities and potential contributions to our therapeutic pipeline, the continued development, optimization and advancement of our Axiomer™ platform, the therapeutic goal of our Axiomer RNA editing oligonucleotides and product candidates, and the potential of our technologies and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Eli Lilly and the Company; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Media contact:
Robert Stanislaro
FTI Consulting
T: +1 212 850 5657
robert.stanislaro@fticonsulting.com